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[KILPATRICK STOCKTON LOGO]                         Suite 2800 1100 Peachtree St.
                                                           Atlanta GA 30309-4530
                                                   t 404 815 6500 f 404 815 6555
                                                      www.KilpatrickStockton.com

                                                        direct dial 404 815 6565
                                                         direct fax 404 541 3196
January 25, 2005                                 DFalstad@KilpatrickStockton.com

VIA EDGAR AND COURIER

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

         RE:      EMAGEON INC.
                  Form S-1 filed November 19, 2004, as amended December 23, 2004 File No. 333-120621

Dear Ms. Jacobs:

         At the request and on behalf of our client, Emageon Inc. (the "Company"), we hereby file on its behalf, via EDGAR, Amendment No. 2 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 2"). Amendment No. 2 includes revisions made in response to the comment letter dated January 21, 2005 from the Staff.

         We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff's comment letter, which we do by setting out below each of the Staff's comments (in bold face type) followed by our response. A copy of this letter, along with courtesy copies of Amendment No. 2 (marked to show changes), are being sent to the Staff by courier delivery.

         Unless the context requires otherwise, references to we, our, us, Emageon or the Company in this letter refer to Emageon Inc.

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         Barbara C. Jacobs
         January 25, 2005
         Page 2


GENERAL

1. SEE PRIOR COMMENT 3. WE ARE REVIEWING THE GRAPHICS YOU PROPOSE FOR THE INSIDE FRONT AND BACK COVERS OF THE PROSPECTUS. WE MAY HAVE FURTHER COMMENT.

         Response:

         We have discussed the Staff's comments (received separately by telephone) on the inside front and inside back covers of the prospectus with Maryse Mills-Apenteng of the Staff and have revised both covers as requested.

SUMMARY

2. SEE PRIOR COMMENT 4. WE DO NOT UNDERSTAND HOW THE INFORMATION REGARDING THE INDUSTRY DATA IS CONSIDERED A KEY ASPECT OF THE OFFERING AS REQUIRED UNDER ITEM 503 OF REGULATION S-K. AS THE PLAIN ENGLISH PRINCIPLES OUTLINED IN RULE 421(d) APPLY TO THE FRONT AND BACK COVER PAGES, THE SUMMARY AND RISK FACTORS SECTION, THIS INFORMATION SHOULD BE MOVED TO A LOCATION IN THE PROSPECTUS AFTER RISK FACTORS.

         Response:

         We have moved the referenced disclosure to follow the "Special Note Regarding Forward-Looking Statements" on page 18 of the prospectus.

3. SEE PRIOR COMMENT 9. PLEASE CLARIFY IN THE PROSPECTUS THAT YOUR BASIS FOR INCLUDING THIS PARTIAL LIST OF CUSTOMERS IS THAT THEY REPRESENT MULTI-FACILITY HEALTHCARE PROVIDERS WITH TEN OR MORE FACILITIES.

         Response:

         We have added disclosure on pages 1 and 43 of the prospectus indicating that the listed customers are multi-facility health care providers with ten or more facilities, and we have clarified the disclosure in that regard on page 56.

RISK FACTORS

4. SEE PRIOR COMMENT 12. WE NOTE THE RISK FACTOR DISCLOSURE ON PAGES 7-8 TO WHICH YOU REFER IN YOUR SUPPLEMENTAL RESPONSE. IN LIGHT OF THE REVISED MD&A DISCLOSURE THAT RECOGNIZES THAT A SPECIFIC RISK ASSOCIATED WITH THE TREND TOWARD PERPETUAL LICENSES IS "GREATER VOLATILITY" IN OPERATING RESULTS, WE CONTINUE TO BELIEVE THAT RISK FACTOR

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         Barbara C. Jacobs
         January 25, 2005
         Page 3


         DISCLOSURE SINGLING OUT THE EFFECT OF THIS DELIBERATE MOVE TOWARD PERPETUAL LICENSES IS WARRANTED. TO THE EXTENT THAT THIS MOVE TOWARD PERPETUAL LICENSES IS INCONSISTENT WITH ANY INDUSTRY TREND, DISCLOSURE REGARDING WHY THE COMPANY HAS OPTED FOR PERPETUAL OVER TERM LICENSES WOULD BE APPROPRIATE.

         Response:

         We have added disclosure to the "Our operating results may fluctuate..." risk factor on page 8 of the prospectus to highlight the potentially greater volatility in our operating results that may result from our shift to a perpetual license business model. We continue to believe that this risk is likely to be understood more readily by investors when presented as a component of the more general risk of fluctuations in our quarterly operating results. We do not believe that our move toward perpetual licenses is inconsistent with any discernible industry trend, and we therefore have not included language explaining why we implemented such a change. We further note, in regard to industry trends, that we have found that most of our customers appear to prefer to purchase our solution as a capital expenditure, due to the typically lower cost of ownership when compared to a term license or "pay per click" model.

5. SEE PRIOR COMMENT 13. WE NOTE YOUR RESPONSE ON THE CONSIDERATION GIVEN TO INCLUDING SEPARATE RISK FACTOR DISCLOSURE REGARDING CONTRACTED BACKLOG AND YOUR REVISED DISCLOSURE UNDER TWO RISK FACTORS. PLEASE CONFIRM, IF TRUE, THAT YOUR CALCULATION OF BACKLOG IS NOT SUBJECT TO ANY MATERIAL UNCERTAINTIES. FOR EXAMPLE, DOES THIS NUMBER INCLUDE ANY RENEWAL OPTIONS THAT HAVE NOT BEEN FORMALLY RENEWED? IS BACKLOG ADJUSTED ON A QUARTERLY BASIS TO REFLECT MODIFICATIONS OR RENEWALS OF EXISTING CONTRACTS OR AWARDS OF NEW CONTRACTS?

         Response:

         As we previously noted and as disclosed in the "Our failure to manage growth ..." risk factor, there is a risk that we might fail to manage our growth effectively, leading to a failure to satisfy performance requirements that ultimately could permit customers to cancel their contracts with us. Based on our experience to date, however, we do not believe this is material uncertainty affecting the reliability of our calculation of contracted backlog or the likelihood that all such contracted backlog ultimately will be recognized as revenue. In general, we do not believe that our calculation of contracted backlog is subject to any material uncertainties. In particular, we note that we do not include in contracted backlog any renewal options that have not been formally renewed. We also supplementally advise you that management adjusts the contracted backlog on a quarterly basis to reflect recognition of revenue from contracts included in the backlog, modifications or renewals of existing contracts and awards of new contracts.

         Barbara C. Jacobs
         January 25, 2005
         Page 4


MANAGEMENT'S DISCUSSION AND ANALYSIS

BACKLOG

6. SEE PRIOR COMMENTS 18 AND 53. WE HAVE REVIEWED YOUR DISCLOSURE IN RESPONSE TO PRIOR COMMENT NO. 18 AND BELIEVE YOU SHOULD FURTHER EXPAND YOUR DISCLOSURE RELATED TO EXISTING CONTRACTUAL BACKLOG TO QUANTIFY BY FISCAL YEAR THE AMOUNT YOU WILL RECOGNIZE IN PERIODS BEYOND FISCAL YEAR 2005. ALSO CLARIFY THAT YOUR BACKLOG AMOUNTS INCLUDE THE $25 MILLION OF GUARANTEED FEES FROM ASCENSION HEALTH, THAT WILL BE RECOGNIZED WHEN SEPARATE "ORDER ADDENDUM" ARE PROVIDED AND WHEN YOUR PREDETERMINED REVENUE RECOGNITION POLICIES ARE MET.

         Response:

         As requested, we have further expanded the disclosure related to existing contractual backlog and the Ascension Health enterprise agreement on pages 26 and 27 of the prospectus to quantify, by fiscal year, the amounts we expect to recognize in each of fiscal years 2005 and 2006 and in fiscal year 2007 and beyond, and to clarify that our backlog amounts include guaranteed fees from our contract with Ascension Health that will be recognized when separate order addenda are provided and when our predetermined revenue recognition policies are met. We have also added disclosure discussing the factors that would cause backlog to change.

SOURCES OF REVENUE

7. WE NOTE YOUR DISCLOSURE THAT THE TREND TOWARD PERPETUAL LICENSES HAS IMPROVED THE COMPANY'S CASH FLOWS. PLEASE EXPAND THE DISCLOSURE TO EXPLAIN FURTHER HOW THE LICENSE TYPE AFFECTS CASH FLOWS, E.G., THAT THE IMPROVEMENT RELATES TO SHORT-TERM LIQUIDITY, IF TRUE.

         Response:

         We have expanded the disclosure as requested on page 27 of the prospectus.

REVENUE RECOGNITION AND DEFERRED REVENUE

8. SEE PRIOR COMMENT 19. YOUR RESPONSE INDICATES THAT YOUR SOFTWARE LICENSE FEE IS BASED ON ESTIMATES OF ANNUAL STUDY VOLUMES. CLARIFY HOW YOU ARE ABLE TO ACCURATELY ESTIMATE HISTORICAL EXPERIENCE, PARTICULARLY WHERE YOU HAVE A NEW CUSTOMER LICENSING

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         Barbara C. Jacobs
         January 25, 2005
         Page 5


         YOUR SOFTWARE. SUPPLEMENTALLY TELL US THE ACCURACY OF YOUR HISTORICAL EXPERIENCE SURROUNDING YOUR ESTIMATES OF ANNUAL STUDY VOLUMES. YOUR RESPONSE INDICATES THAT THE FEE IS NOT SUBJECT TO CHANGE BASED ON ACTUAL STUDY VOLUMES; HOWEVER, IF VOLUMES SUBSTANTIALLY EXCEED THE ESTIMATES, EXPLAIN WHY YOU DO NOT REQUIRE ADDITIONAL LICENSE FEES FROM YOUR USERS. ALSO, CONFIRM THAT IN CIRCUMSTANCES WHERE USE BY THE LICENSEE FALLS BELOW THE ESTIMATED VOLUME, YOU HAVE NOT OFFERED RETURN RIGHTS, REFUNDS AND/OR CONCESSIONS AS IT RELATES TO FUTURE LICENSES.

         Response:

         As part of our consultative sales process (which may take six to nine months), we work closely with our prospects to generate estimates of annual study volumes for use in our software license pricing. We primarily use the following information about the prospect to calculate study volume estimates: 1) historical study data, including number and size of studies by imaging device, 2) historical annual increases in studies by imaging device and 3) pertinent data related to expected study increases, such as plans for additional imaging devices, new clinics or department expansions. Based on actual experience, we have found that our estimates of study volumes have been generally accurate.

         We use the estimates of annual study volumes in order to price our software licenses. The software license fees charged to customers are minimum fees; therefore, if annual study volumes are not met, there is no reduction in the price of our software license and no return rights, refunds nor any other concessions are given in these cases. In the case of study volume increases, our perpetual license contracts provide that if the customer exceeds its estimated annual study volume by a certain number of studies for a given year, an additional software license fee is charged for the additional volume. This contract clause allows us to charge additional software license fees for new imaging devices, hospitals and/or clinics that were not originally contracted for in the initial agreement. To date, we have not charged additional software license fees related to this contract clause at any of our customer sites. If these additional fees are incurred by customers in the future, which we expect to occur infrequently, we will recognize the additional fees as revenue when all revenue recognition criteria have been met.

9. PRIOR COMMENT 22. GUARANTEES: YOUR REVISED DISCLOSURES SURROUNDING YOUR GUARANTEES ON PAGES 31, 32 AND F-14 DO NOT APPEAR TO ADDRESS THE SYSTEM AND COMPONENT GUARANTEES YOU DESCRIBE ON PAGE 52. EXPAND YOUR DISCUSSIONS TO DESCRIBE YOUR ACCOUNTING FOR SYSTEM AND COMPONENT GUARANTEES AND THE PENALTY PROVISIONS IN YOUR AGREEMENTS.

         Barbara C. Jacobs
         January 25, 2005
         Page 6

         Response:

         We have revised the disclosure on pages 32 and F-14 of the prospectus as requested.

10. SEE PRIOR COMMENT 23. WE NOTE YOUR RESPONSE THAT APPROXIMATELY $4,000,000 OF THE BALANCE IN CURRENT DEFERRED REVENUE BALANCE AT SEPTEMBER 30, 2004 RELATES TO TWO CONTRACTS WHERE REVENUE WAS DEFERRED IN ACCORDANCE WITH SOP 97-2. FURTHER EXPAND YOUR DISCLOSURE TO DESCRIBE ANY OTHER EVENTS THAT LED TO THE ALMOST $11,000,000 INCREASE IN DEFERRED REVENUE FROM DECEMBER 31, 2003 TO SEPTEMBER 30, 2004. ALSO, AS PREVIOUSLY REQUESTED, QUANTIFY THE AMOUNTS OF DEFERRED REVENUES ASSOCIATED WITH THE NATURE OF SERVICES TO BE PERFORMED (I.E., SUPPORT SERVICES, UP-FRONT SERVICES, IMPLEMENTATION, ETC.).

         Response:

         As requested, we have added on pages 32 and 33 of the prospectus additional discussion of the fact that our deferred revenue has increased due to an increase in the number of our customers, as well as a slight increase in the average deferred balance per customer.

         With respect to the request to quantify the amounts of deferred revenue associated with specific types of services, we do not track deferred revenue by the nature of the revenue (such as software, implementation, software maintenance and ongoing support). Because we sell our system as a comprehensive solution, we have always tracked deferred revenue on a customer-by-customer basis, which tracking coincides with the way our management reviews and monitors our deferred revenue.

RESULTS OF OPERATIONS

11. SEE PRIOR COMMENT 26. WE NOTE THE ADDITION TO YOUR DISCLOSURES RELATING TO THE AVERAGE CONTRACT SIZE AND MIX OF PERPETUAL VERSUS TERM LICENSES. WHILE THAT INFORMATION IS CRITICAL TO AN UNDERSTANDING OF YOUR FINANCIAL PERFORMANCE, WE BELIEVE THE DISCLOSURES SHOULD BE FURTHER ENHANCED TO PROVIDE THE CONTEXT IN WHICH THE INFORMATION SHOULD BE ANALYZED. SPECIFICALLY, HOW WOULD THE RESULTS OF OPERATIONS HAVE BEEN DIFFERENT IF YOUR REVENUE MODEL HAD NOT CHANGED? DOES YOUR INCREASE IN REVENUE TRULY REPRESENT AN INCREASE IN SALES OR IS IT THE RESULT OF UP-FRONT REVENUE RECOGNITION CAUSED BY A SHIFT TO PERPETUAL LICENSES? PLEASE ADVISE AND REVISE TO CLARIFY.

         Barbara C. Jacobs
         January 25, 2005
         Page 7

         Response:

         We have revised the disclosure in MD&A to quantify the reasons for the reported changes in our revenue on pages 35 and 37 of the prospectus.

12. SEE PRIOR COMMENT 27. WE NOTE YOUR REVISED DISCLOSURE STATING THAT WHILE THE IMPACT OF PERPETUAL LICENSES HAS "GENERALLY IMPROVED OUR CASH FLOWS," THE EFFECT "COULD ALSO CAUSE GREATER VOLATILITY IN OUR
         OPERATING RESULTS . . . ." THIS DISCLOSURE IS VAGUE WITH REGARD TO WHAT
         THE COMPANY'S ACTUAL EXPERIENCE HAS BEEN. IF THE COMPANY HAS IN FACT EXPERIENCED INCREASED VOLATILITY IN OPERATING RESULTS DUE TO LICENSE TYPE, THIS SHOULD BE SPECIFIED AND QUANTIFIED TO THE EXTENT POSSIBLE.

         Response:

         We have revised MD&A as requested on pages 27 and 28 of the prospectus.

13. SEE PRIOR COMMENT 28. ON PAGE 35, YOU REVISED YOUR DISCLOSURE TO STATE THAT $160,000 OF COMMISSION EXPENSE HAVE BEEN DEFERRED TO PERIODS EXTENDING BEYOND SEPTEMBER 30, 2004. IS THIS DISCLOSURE INTENDED TO SUGGEST THAT YOU HAVE PAID COMMISSIONS THAT HAVE BEEN DEFERRED ON YOUR BALANCE SHEET? IF SO, HOW IS THE DEFERRAL OF COMMISSIONS CONSISTENT WITH YOUR REPRESENTATION IN YOUR RESPONSE THAT YOU RECOGNIZE THE EXPENSE WHEN INCURRED, WHICH APPEARS TO BE WHEN PAID? PLEASE ADVISE AND REVISE TO CLARIFY.

         Response:

         We have revised MD&A as requested on page 36 of the prospectus to clarify our response to your previous comment 28. As of September 30, 2004, the $250,000 of delayed commission expense has not been paid and is not included on our balance sheet. Also, please see our response to Comment 14 below for information concerning the revision of our current commission policy.

14. HELP US UNDERSTAND WHY YOU BELIEVE IT IS APPROPRIATE TO RECORD THE COMMISSION EXPENSE IN THE PERIOD "WHEN PAID" UNDER BOTH OF THE COMMISSION STRUCTURES YOU DESCRIBE IN YOUR RESPONSE. FOR YOUR PRIOR POLICY, WE UNDERSTAND THE ONLY CONTINGENCY RELATED TO THE SECOND PAYMENT IS THAT THE SALES PERSON REMAINS AN EMPLOYEE AT THE TIME PAYMENT IS OTHERWISE DUE. IF IT IS PROBABLE THAT THE SALES PERSON WILL REMAIN AN EMPLOYEE DURING THE NINETY-DAY PERIOD, EXPLAIN WHY YOU DO NOT ACCRUE AMOUNTS ASSOCIATED WITH THIS PAYMENT OVER THE NINETY-DAY PERIOD IN WHICH THE PAYMENT IS EARNED. REFER BY ANALOGY TO THE GUIDANCE SET FORTH IN PARAGRAPHS 15 THROUGH 17 OF APB 28. SIMILARLY ADDRESS THE FOUR PAYMENTS SET FORTH

         Barbara C. Jacobs
         January 25, 2005
         Page 8


         IN YOUR NEW COMMISSION STRUCTURE AND EXPLAIN WHY IT IS APPROPRIATE TO RECORD THE EXPENSE "WHEN PAID."

         Response:

         We have addressed the Staff's comment in two components below, first in relation to our prior commission policy and then in relation to our current policy.

         Prior Policy

         We have analyzed the financial impact of recognizing commission expense related to the second commission payment over a 90-day period instead of in the month the commission is paid. This analysis resulted in net increase/(decrease) in commission expense of $(6,997) during 2002, $(5,673) during the nine month period ended September 30, 2003 and $14,512 during 2003. The allocation of these amounts on a quarterly basis is not material (e.g., less than a $25,000 difference in each quarter during 2002 and 2003); therefore we have not adjusted our quarterly disclosures during 2003 for these amounts.

         Current Policy

         After reviewing paragraphs 15 through 17 of APB 28 and analyzing our commission data related to our current commission policy, we have revised our current commission expense policy in response to the Staff's comments. Under our revised policy, when the payment of unpaid amounts is deemed to be probable (e.g., where a system installation is expected to be routine), we will recognize the last three commission payments (representing 75% of total commission payment) for a contract ratably over the periods beginning after contract signature through the month of the last commission payment. When the payment of the commission payments is deemed to be less than probable, we will recognize these payments as commission expense when they become probable. We believe that the treatment set forth in the prior sentences will meet the requirements in APB 28, paragraph 15 regarding recognizing costs and expenses "based on an estimate of time expired." We have disclosed our commission policy on page F-13 of the audited financial statements. As the gross amount of the calculated adjustment of $(5,346) is immaterial for the nine months ended September 30, 2004, the audited financial statements have not been changed. We have made the appropriate updates to our quarterly financial information for 2004, which is included on page 38 of the prospectus.

15. SEE PRIOR COMMENT 30. YOU STATE THAT YOU BELIEVE THE CURRENT DISCLOSURES OF REVENUE FROM SYSTEM SALES AND REVENUE FROM SUPPORT SERVICES ARE THE PROPER QUANTIFICATION

         Barbara C. Jacobs
         January 25, 2005
         Page 9


         OF YOUR MATERIAL SOURCES OF REVENUE AND ARE MEANINGFUL TO INVESTORS. SEC RELEASE 33-8350 STATES THAT THE PURPOSE OF MD&A, AMONG OTHER THINGS, IS TO PROVIDE INFORMATION ABOUT THE QUALITY OF, AND POTENTIAL VARIABILITY OF, A COMPANY'S EARNINGS AND CASH FLOW, SO THAT INVESTORS CAN ASCERTAIN THE LIKELIHOOD THAT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE. TELL US WHY YOU BELIEVE INVESTORS HAVE CLEAR AND TRANSPARENT INFORMATION TO ASCERTAIN THE LIKELIHOOD THAT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE IF A DISTINCTION IS NOT MADE, AND INFORMATION NOT PROVIDED, BETWEEN RECURRING REVENUE STREAMS, SUCH AS MAINTENANCE AND ONE-TIME REVENUE STREAMS SUCH AS INSTALLATION. INCLUDE IN YOUR RESPONSE HOW MANAGEMENT MEASURES PERFORMANCE WITH RESPECT TO REVENUE GENERATED FROM YOUR VARIOUS SOURCES. DOES MANAGEMENT LOOK ONLY TO THE BROAD CATEGORIES OF "SYSTEM SALES" AND "SUPPORT SERVICE" OR IS A MORE DETAILED APPROACH EMPLOYED? PLEASE ADVISE AND REVISE AS NECESSARY.

         Response:

         We have revised our MD&A disclosures on pages 35 and 37 of the prospectus to disclose information relating to recurring and non-recurring support services. Because our management team tracks revenue in two areas -- (i) system sales and (ii) implementation and support services, we believe our financial statement presentation is consistent with the way our management team measures our financial performance. However, in our revised disclosure, we have expanded our discussion of the two primary factors relating to the increase in support services revenue, namely (i) the shift to a perpetual license model where we recognize implementation services fees when all revenue recognition criteria have been met and (ii) the growth in our established base of customers paying us support and maintenance fees. The new disclosure gives investors the ability to better ascertain the growth in our recurring support services. With this additional detail, we believe the financial statement presentation gives investors insight into how management tracks revenue while the MD&A disclosures provide appropriate insight into the specific factors that contribute to fluctuations in our revenue streams.

LIQUIDITY

16. SEE PRIOR COMMENT 33. THE REVISED PARAGRAPH ON PAGES 38-39 DESCRIBING THE COVENANTS ASSOCIATED WITH YOUR SUBORDINATED DEBT AGREEMENT DOES NOT APPEAR TO BE COMPLETE. WHAT, FOR INSTANCE, ARE THE RESTRICTIONS INCORPORATED BY REFERENCE FROM THE APRIL 30, 2004 LOAN AND SECURITY AGREEMENT? SIMILARLY, YOU REFER TO "CERTAIN COVENANTS" REGARDING MINIMUM TANGIBLE NET WORTH AND QUICK RATIO CALCULATIONS. REMOVE THE VAGUE REFERENCE TO CERTAIN COVENANTS AND REPLACE IT WITH A BRIEF SUMMARY OF THE SPECIFIC COVENANTS CONTAINED IN THE AGREEMENT.

         Barbara C. Jacobs
         January 25, 2005
         Page 10

         Response:

         We have revised the description of the subordinated debt agreement on page 41 of the prospectus to describe more specifically the principal financial covenant in that agreement, which is the tangible net worth covenant, and to disclose the cross-default provision to the April 2004 loan and security agreement that is included in the subordinated debt agreement. We believe the revised disclosure properly describes all the material terms of the subordinated debt agreement.

MANAGEMENT

17. PLEASE UPDATE THE EXECUTIVE COMPENSATION INFORMATION THROUGH DECEMBER 31, 2004. SEE TELEPHONE INTERPRETATION J.8.B. OF THE CORPORATION FINANCE MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, JULY 1997.

         Response:

         The executive compensation information has been updated as required on pages 67 and 68 of the prospectus.

18. ALSO, THE BENEFICIAL OWNERSHIP TABLE, WHICH CURRENTLY PROVIDES INFORMATION THROUGH OCTOBER 31, 2004, SHOULD BE UPDATED AS OF THE MOST RECENT PRACTICABLE DATE. SEE ITEM 403 OF REGULATION S -K.

         Response:

         The beneficial ownership information has been updated, as requested, to December 31, 2004 on pages 76 and 77 of the prospectus.

19. SEE PRIOR COMMENT 45. BRIEFLY EXPAND THE DISCLOSURE THAT BONUS TARGETS ARE DEPENDENT ON YOUR "REVENUE AND EARNINGS PERFORMANCE." NOTE THAT YOU NEED NOT DISCLOSE CORPORATE PERFORMANCE TARGETS THAT MUST BE ACHIEVED TO EARN THE BONUSES.

         Response:

         The requested disclosure has been provided on page 69 of the prospectus.

         Barbara C. Jacobs
         January 25, 2005
         Page 11

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

20. SEE PRIOR COMMENT 50. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NO. 50; HOWEVER, WE CONTINUE TO BELIEVE THAT RULE 5-03(b)(1) OF REGULATION S-X REQUIRES YOU TO SEPARATELY PRESENT NET SALES OF TANGIBLE PRODUCTS ON THE FACE OF YOUR STATEMENTS OF OPERATIONS AND THE RESPECTIVE COST OF TANGIBLE PRODUCT SALES. PLEASE REVISE TO COMPLY WITH RULE 5-03(b)(1) OF REGULATION S-X.

         Response:

         We include in system sales revenue both software license fees and sales of third-party components. When a customer purchases our solution, we provide everything necessary for the customer to implement and use that solution as part of a complete package. Our solution includes the software components and, in a majority of cases, the third-party components. The third-party components are incidental to the software components and we do not market them separately or on a stand-alone basis. The core of the sale is the software component, which we consider "more than incidental" within the scope of EITF 03-5. Using the guidance of EITF 03-5, we have recognized revenue from the software components as prescribed by SOP 97-2, and we have recognized revenue from the third-party components as prescribed by EITF 00-21, because the software we include in our system sale is not essential to the functionality of the third-party components. Even though the third-party components are considered "unrelated equipment" within the scope of EITF 03-5, they are purchased from us by our customers to be used in the overall advanced visualization and image management system. We view this entire system as one tangible product, and therefore believe that our classification of revenue on the face of our statement of operations complies with Rule 5-03(b)(1) of Regulation S-X.

         We believe that it would be misleading to investors to show our system sales broken out into separate components. We do not sell any components except as part of an overall system installation, and do not want investors to believe that we do. When we sell a new system, we quote a total price to the customer for the entire solution.

         In addition to the factors discussed above, we believe it is important that we report our revenue in a comparable fashion to those companies we expect to be compared to in the marketplace. We have reviewed filings of many of these companies, and note that the majority report revenue broken down between system sales and services.

         Barbara C. Jacobs
         January 25, 2005
         Page 12

REVENUE RECOGNITION, PAGE F-10

21. SEE PRIOR COMMENT 51. YOUR RESPONSE INDICATES THAT YOU HAVE REVISED YOUR REVENUE RECOGNITION ACCOUNTING POLICY CONSISTENT WITH YOUR CHANGES TO MD&A AND CRITICAL ACCOUNTING POLICIES AND ESTIMATES; HOWEVER, THE MARKED COPY OF THE FORM S-1 INDICATES THAT NO CHANGES HAVE BEEN MADE. PLEASE REVISE YOUR REVENUE RECOGNITION ACCOUNTING POLICIES TO ADDRESS ALL OF OUR COMMENTS WE ISSUED IN OUR COMMENT LETTER DATED DECEMBER 18, 2004 AS THEY RELATED TO REVENUE RECOGNITION DISCLOSURES IN MD&A AND CRITICAL ACCOUNTING POLICIES AND ESTIMATES. FOR EXAMPLE, YOUR ACCOUNTING FOR SPECIFIED UPGRADES SHOULD BE PROVIDED IN YOUR AUDITED REVENUE RECOGNITION ACCOUNTING POLICY.

         Response:

         We have revised the disclosure on pages F-10 and F-11 of the prospectus.

EXHIBITS

22. SEE PRIOR COMMENT 64. WE DISAGREE THAT THE AGREEMENTS CITED IN OUR PRIOR COMMENT NEED NOT BE FILED ON THE BASIS THAT THEY WILL SOON TERMINATE AS MATERIAL CONTRACTS TO BE FILED IN THE REGISTRATION STATEMENT MAY INCLUDE CONTRACTS TO BE PERFORMED AT THE TIME OF FILING AS WELL AS CONTRACTS ENTERED INTO NOT MORE THAN TWO YEARS BEFORE SUCH FILING. AS TO THE MARKET PROMOTION AGREEMENT WITH ASCENSION, TELL US THE BASIS FOR YOUR CONCLUSION THAT THE AGREEMENT WITH A 35% CUSTOMER IS NOT A MATERIAL AGREEMENT.

         Response:

         We have filed the subordinated debt agreement and the stockholders agreement as exhibits to Amendment No. 2 to the Registration Statements, as requested. Based on our analysis of the Ascension Market Promotion Agreement, we continue to believe it is not a material contract within the meaning of Item 601 of Rule S-K, and therefore, we have not filed this agreement as an exhibit. As requested, we have explained our Item 601 analysis below.

         By way of background, the Ascension Market Promotion Agreement obligates Ascension Health to participate in certain joint marketing activities with respect to our solution for a two-year term. These activities include participation in a joint media campaign consisting of, among other things, press releases and other publicity and testimonials; participation in advisory meetings; engaging in discussions regarding the development additional product offerings; and allowing us to participate in certain advisory meetings

         Barbara C. Jacobs
         January 25, 2005
         Page 13

         of Ascension. The compensation to Ascension Health consisted of a five-year warrant to purchase 300,500 shares of our common stock at an exercise price of $0.67 per share (or 36,424 shares at an exercise price of $5.52 per share after giving effect to the Company's planned
         1.0 for 8.25 reverse stock split). The exercise price of the warrant was equivalent to the exercise price of employee stock options issued around the time we entered into the agreement, which was our best estimate of our then-current fair value per share. As disclosed in our financial statements, we valued these warrants using the Black-Scholes method at approximately $246,000, which amount is being amortized as a sales discount over a two year period (the life of the agreement). As such, the annual impact on our financial statements is $123,000, which amount is also not material to our financial statements.

         In determining whether the Ascension Market Promotion Agreement is a material agreement that is required to be filed under Item 601 of Regulation S-K, we evaluated the agreement from alternative perspectives under subsections (a)(10)(i) and (ii) of Item 601 and concluded that it is not required to be filed under either subsection. Subsection (a)(10)(i) requires that we file any contract not made in the ordinary course of business which is material to us and is to be performed at or after the filing of the registration statement or was entered into in the in the two years immediately prior to such filing. Assuming arguendo that the Ascension Market Promotion Agreement was not made in the ordinary course of our business, the agreement is not material to us because it does not provide us with benefits that we consider material, nor was the cost to us of the agreement -- the issuance of the warrants -- a material cost. Although we value the endorsements and advice of our major customers -- which are the principal benefits the agreement provides -- we routinely receive such endorsements and advice from many of our customers and do not materially rely on the endorsements and advice provided by Ascension Health under the agreement. Finally, because the warrants were issued at an exercise price that we considered to be equal to the then-current fair market value per share, and taking into consideration the number of shares purchasable upon the exercise of the warrants, we concluded that the cost to us of the agreement also was not material.

         Having reached the conclusion that the agreement need not be filed under (a)(10)(i), we also completed the alternative analysis under
         (a)(10)(ii) to be certain that filing was not required. Under
         (a)(10)(ii), even if entered into in the ordinary course of business, the agreement would be required to be filed unless immaterial in amount or significance, because it was entered into with a stockholder named in the registration statement. However, for the same reasons listed above, we concluded that the agreement was not material in amount or significance and therefore does not need to be filed as a material contract.

                                    * * * * *

         Barbara C. Jacobs
         January 25, 2005
         Page 14

         The Staff is requested to direct any questions regarding Amendment No. 2 and the responses made in this letter to the undersigned at (404) 815-6565 or to Matthew Morrison at (404) 815-6016.

         Thank you for your assistance and prompt attention to this matter.

                                                   Sincerely,

                                                   /s/ Daniel T. Falstad
                                                   ---------------------
                                                   Daniel T. Falstad


cc:      Lisa Mitrovich
         Maryse Mills-Apenteng
         Steven Williams
         Craig A. Parker
         W. Randall Pittman